4
1
<SROS>NYSE
<REPORTING-OWNER>
  0000937543
  Owner
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Jabil Circuit, Inc.
  0000898293
  <IRS-NUMBER>38-188-6260
</SUBJECT-COMPANY>
<PERIOD>12/26/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Petersen, Audrey M.
   10560 Ninth Street North


   St. Petersburg, FL  33716
2. Issuer Name and Ticker or Trading Symbol
   Jabil Circuit, Inc. (JBL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   12/26/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     5,010          I  A. Petersen Rev T
                                                                                                                   r
Common Stock                                  12/26/02    J (1)    1,574,587     A  $0.0000      4,904,958      I  Morean Ltd Partnr
                                                                                                                   shp (2)
Common Stock                                                                                     40,400         I  Morean Petersen F
                                                                                                                   dt
Common Stock                                                                                     20,239,987     I  Wm E Morean Res T
                                                                                                                   r

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)
Reflects a transfer of shares to the Morean Limited Partnership.
(2)
Mrs. Petersen is the President of Morean-Petersen, Inc., the sole general partner of the Morean Limited Partnership, a North Carolin a limited partnership, and has shares voting and dispositive power of the shares held by such limited partnership.
-
Mrs. Petersen is a trustee of the Audrey Petersen Revocable Trust and has voting and dispositive power over the shares held by such trust.
-
Mrs. Petersen is a director of the Morean Petersen Foundation, Inc., a private charitable foundation, and may be deemed to have shar ed voting and dispositive powers over shares held by the foundation.
Mrs. Petersen is a co-trustee of the William E. Morean Residua
l Trust and has shares voting and dispositive power over the share held by such trust.

SIGNATURE OF REPORTING PERSON
/S/ By: Robert L. Paver, Attorney-in-Fact
    For: Audrey M. Petersen
DATE 12/30/02